================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 28

                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                                (NAME OF ISSUER)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                   122016 10 8
                                 (CUSIP NUMBER)

                                C. N. O'SULLIVAN
                                910 TRAVIS STREET
                                   SUITE 2150
                              HOUSTON, TEXAS 77002
                                 (713) 759-2030

                                 WITH A COPY TO:
                                BRIAN D. BARNARD
                              HAYNES AND BOONE, LLP
                                 201 MAIN STREET
                                   SUITE 2200
                             FORT WORTH, TEXAS 76132
                                 (817) 347-6600
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 19, 1999
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



================================================================================

2



                                SCHEDULE 13D


CUSIP No. 122016 10 8                                         Page 2 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              San Juan Partners, L.L.C.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  *
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              *
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 *
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  *
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              *
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              *
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------



*        The members(defined herein as "Parents") of San Juan Partners, L.L.C.
         have disposed of all of their limited liability company membership interests of San Juan Partners, L.L.C., and therefore no longer have any beneficial interest in the Units which are the subject of this
         Schedule 13D. Dominion Energy, Inc., by virtue of its acquisition of all of the limited liability company membership interests in San Juan Partners, L.L.C., became the beneficial owner, through San Juan Partners, L.L.C., of the Units beneficially owned by San Juan Partners, L.L.C. This filing is the terminating amendment by Parents of this
         Schedule 13D.

3



                                 SCHEDULE 13D


CUSIP No. 122016 10 8                                         Page 3 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              EnCap Energy Capital Fund III, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

4


                                  SCHEDULE 13D



CUSIP No. 122016 10 8                                         Page 4 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              EnCap Energy Acquisition III-B, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

5


                                    SCHEDULE 13D



CUSIP No. 122016 10 8                                         Page 5 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ECIC Corporation
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

6


                                  SCHEDULE 13D



CUSIP No. 122016 10 8                                         Page 6 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BOCP Energy Partners, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

7


                                  SCHEDULE 13D




CUSIP No. 122016 10 8                                         Page 7 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              First Union Investors, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              North Carolina
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

8


                                  SCHEDULE 13D




CUSIP No. 122016 10 8                                         Page 8 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Andover Group, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

9


                                  SCHEDULE 13D



CUSIP No. 122016 10 8                                         Page 9 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Charles T. McCord III
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

10


                                  SCHEDULE 13D




CUSIP No. 122016 10 8                                       Page 10 of 20 Pages
                                                                 --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              O'Sullivan Oil & Gas Company, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH           9    SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

11


                                  SCHEDULE 13D




CUSIP No. 122016 10 8                                        Page 11 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Christopher P. Scully
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF       8     SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0 Units
          OWNED BY        ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                  0 Units
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

12


                                  SCHEDULE 13D




CUSIP No. 122016 10 8                                        Page 12 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Scott W. Smith Funding, L.L.C.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                      0
                            ----------------------------------------------------
          NUMBER OF         8       SHARED VOTING POWER
           SHARES
        BENEFICIALLY                 0 Units
          OWNED BY          ----------------------------------------------------
            EACH            9       SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                     0
            WITH            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                     0 Units
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------

13


                                  SCHEDULE 13D




CUSIP No. 122016 10 8                                        Page 13 of 20 Pages
                                                                  --    --
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John V. Whiting
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [x]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

              N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER

                                    0
                         -------------------------------------------------------
          NUMBER OF      8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                0 Units
          OWNED BY       -------------------------------------------------------
            EACH         9         SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                   0
            WITH         -------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER

                                    0 Units
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 Units
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

14


         This Amendment No. 28 to Schedule 13D ("Amendment No. 28") amends the Statement on Schedule 13D of San Juan Partners, L.L.C., a Texas limited liability company (the "Purchaser"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap Energy"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap B"), ECIC Corporation, a Texas corporation ("ECIC"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), First Union Investors, Inc., a North Carolina corporation ("First Union Investors"), Andover Group, Inc., a Texas corporation ("Andover"), Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation ("O'Sullivan Oil"), Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company ("Smith Funding"), and John V. Whiting (EnCap Energy, EnCap B, ECIC, BOCP, First Union Investors, Andover, McCord, O'Sullivan Oil, Scully, Smith Funding and Whiting collectively referred to herein as "Parents") with respect to Units of Beneficial Interest (the "Units") of Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust").


ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is amended as follows:

         On January 19, 1999 (the "Closing Date"), Dominion Energy, Inc., a Virginia corporation ("Dominion") and each of the Parents entered into a Purchase Agreement (the "Dominion Agreement"). Pursuant to the Dominion Agreement, Parents sold all their units of limited liability company membership interests (the "LLC Units") in Purchaser to Dominion. As a result of such sale, Parents ceased to be beneficial owners of any Units of the Trust, and Dominion, by virtue of its ownership of all of the outstanding LLC Units, became the beneficial owner, through Purchaser, of all of the 5,867,968 Units of the Trust beneficially owned by Purchaser, as well as the other properties owned by Purchaser, including the rights of Purchaser under and pursuant to the Purchase Agreement between Purchaser and Burlington Resources Oil and Gas Company ("BROG") dated October 21, 1998.

         All references to the Dominion Agreement contained in this Amendment No. 28 are qualified in their entirety by reference to the provisions of such agreement, which is filed as an Exhibit to this Schedule 13D. See Item 6 and
Item 7 to this Amendment No. 28.

         The Unadjusted Base Price (as defined in the Dominion Agreement) paid by Dominion to Parents for Purchaser, giving effect to all of the assets of Purchaser, including all of the BROG working interests and associated contract rights and the Units and the South Texas Properties (as defined in the Dominion Agreement), was $90,176,164 in cash which amount is subject to certain post-closing adjustments as set forth in Section 2.2.2 of the Dominion Agreement. These post-closing adjustments are expected to be finalized on or prior to May 15, 1999. In addition to the Unadjusted Base Price, as adjusted, Dominion also agreed to pay certain additional contingent consideration (the "Contingent Consideration") to Parents under certain circumstances as set forth in Sections 2.2.3, 2.5 and 2.6.4 of the Dominion Agreement. Also, under Section
2.2.4 of the Dominion Agreement, Dominion granted to each Parent the right to participate in any and all Infill Wells (as defined in the Dominion Agreement) drilled or completed in the Northeast Blanco Unit (as defined in the Dominion Agreement) from and after the Closing Date, with respect to an aggregate undivided forty seven and one-half percent (47.5%) of the interests owned by Purchaser on the Closing Date, or acquired by Purchaser pursuant to a successful purchase of the Remaining Royalty Interests as described below, less the Devon Interest (as defined in the Dominion Agreement), if exercised by Devon. Approximately eighty percent (80%) of the aggregate interest in Infill Wells which will be owned by Purchaser if it successfully purchases the Remaining Royalty Interests will be derived from the BROG working interests previously acquired from BROG, and approximately twenty percent (20%) of such aggregate interest will be derived from the Remaining Royalty Interests.

         As previously reported by Purchaser and Parents, on December 31, 1998, pursuant to the Purchase Agreement dated October 21, 1998 by and between Purchaser and BROG, Purchaser acquired, among other things, BROG's rights (i) pursuant to Section 9.03(c) of the Trust Agreement, to make a written cash offer to purchase the Remaining Royalty Interests owned by the Trust before the sixtieth day following the meeting of the Unitholders (which occurred on December 28, 1998) and at which the Unitholders voted to terminate the Trust, and (ii) pursuant to Section 9.03(e) of the Trust Agreement, to purchase the Remaining Royalty Interests for a cash price equal to 105% of the highest acceptable offer received by the

15

Trustee for such interests in the event the Trustee elects to defer action on any original offer submitted pursuant to clause (i) above.

         Under the Dominion Agreement, Dominion has agreed that upon liquidation of the Trust, Dominion shall cause Purchaser, pursuant to Purchaser's rights under Section 9.03(c) of the Trust Agreement, to bid for the purchase of the Remaining Royalty Interests in an amount not less than $61,600,000 and not more than $74,800,000. If the Trustee does not allow the Purchaser to apply toward the payment of Purchaser's bid amount (if successful) that amount which is expected to be distributed to Purchaser as a Unitholder of the Trust pursuant to the final liquidation distribution to be made to the Unitholders by the Trust (the "Special Distribution"), then Parents shall pay to Dominion the interest, at a rate specified in the Dominion Agreement, that would have been earned by Dominion on such amount from the date Dominion pays the amount of the successful bid through the date Purchaser receives its portion of the Special Distribution.

         If Purchaser is the successful bidder as provided in the preceding paragraph, Dominion shall pay to Parents an amount equal to 100% of the Remaining Royalty Holdback Amount (as defined in the Dominion Agreement) plus interest from the Closing Date to the date of payment of such amount. In the event the successful bid is less than $70,400,000, Dominion shall pay an additional amount to Parents equal to 50% of the amount by which $70,400,000 exceeds the amount of the successful bid, multiplied by 35.19354%.

         Under the Dominion Agreement, in the event (i) Purchaser's bid for the Remaining Royalty Interests pursuant to Section 9.03(c) of the Trust Agreement as described above is not the successful bid for the Remaining Royalty Interests, (ii) Dominion elects to cause Purchaser to exercise its rights under
Section 9.03(e) of the Trust Agreement to purchase the Remaining Royalty Interests for an amount equal to 105% of the successful bid amount by a third party, and (iii) such amount is equal to or less than $92,400,000, then Dominion agrees to pay or cause Purchaser to pay such amount to the Trustee in consideration for the Remaining Royalty Interests. In the event Purchaser so purchases the Remaining Royalty Interests pursuant to its rights under Section 9.03(e) of the Trust Agreement, Dominion shall pay to Parents an amount equal to the amount by which Remaining Royalty Holdback Amount exceeds the product of (a) the amount paid for the Remaining Royalty Interests less $74,800,000, multiplied by (b) 35.19354%, plus interest from the Closing Date to the date of payment of such amount.

         If the amount required to purchase the Remaining Royalty Interests pursuant to Section 9.03(e) of the Trust Agreement, as described in the immediately preceding paragraph, is greater than $92,400,000, then Dominion shall have the option to purchase the Remaining Royalty Interests at that price; however, if Dominion exercises this option, then Dominion shall not be required to pay to Parents any portion of the Remaining Royalty Holdback Amount and Parents shall not be required to contribute any additional funds to the purchase of the Remaining Royalty Interests in excess of the Remaining Royalty Holdback Amount. In the event Dominion elects not to exercise the option described in the preceding sentence, Parents and Dominion shall attempt to agree upon a mutually acceptable resolution regarding the purchase of and payment for the Remaining Royalty Interests; provided however, if Parents and Dominion are unable to agree upon such a resolution, then Parents shall have the option to pay the amount in excess of $92,400,000 required to purchase the Remaining Royalty Interests. In the event Parents elect to exercise this option, Dominion shall cause Purchaser to purchase the Remaining Royalty Interests. If Parents fail to exercise their option to pay such amount in excess of $92,400,000 or fail to timely deliver such amount to Dominion, then Dominion shall again have the option, but not the obligation, to pay such additional amount required in excess of $92,400,000.

         In the event Dominion elects not to exercise its option described in the last sentence of the immediately preceding paragraph, Parents' rights to the Contingent Consideration and Parents' right to participate in Infill Wells, as described above, shall thereupon terminate, and Parents shall be obligated to repurchase from Dominion the BROG working interests and the South Texas Properties for an amount equal to the Unadjusted Base Price, subject to certain adjustments in accordance with Section 2.6.4 of the Dominion Agreement.

         Additionally, Parents agreed that neither they nor any related party would, except for the provisions concerning bid procedures and amounts by Purchaser described above in this Item 4, in any manner acquire, agree to acquire or make any proposal to acquire the Remaining Royalty Interests or advise, encourage, provide assistance (including financial assistance)

16

or information or hold discussions with any other person in connection with the sale of the Remaining Royalty Interests.

         The Dominion Agreement contains provisions (i) whereby Parents, on the one hand, and Dominion on the other, agree to indemnify each other with respect to breaches by any of them of the terms of the Dominion Agreement and (ii) limiting the liability of Parents and Dominion to each other. Pursuant to
Section 5 of the Dominion Agreement, Parents have retained certain ongoing obligations under the Dominion Agreement, including obligations to indemnify Dominion and the Purchaser with respect to certain environmental, tax and other liabilities.

         As a result of the forgoing transactions, Parents have no ongoing beneficial interest in the Units and therefore the items specified in clauses
(a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act are inapplicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended as follows:

         (c) Item 4 of this Amendment No. 28 describes all transactions in the Units effected by Purchaser and Parents since the filing of Amendment No. 27 to the Purchaser's Schedule 13D.

         (e) As a result of the sale by Parents of the LLC Units described in
Item 4 above, Parents thereupon ceased to be the beneficial owner of any of the Units, and this Amendment No. 28 is intended to be the final terminating amendment to this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

         Item 4 of this Amendment No. 28 describes the principal terms of the Dominion Agreement, which description is incorporated into this Item 6 by reference thereto for all purposes. A copy of the Dominion Agreement is filed as Exhibit (a) (19) to Item 7 of this Amendment No. 28, and all references to the Dominion Agreement herein are qualified in their entirety by reference to such Dominion Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         (a)(19) Dominion Agreement, dated as of January 19, 1999, by and among Dominion Energy, Inc., a Virginia corporation, and EnCap Energy Capital Fund III, L.P., a Texas limited partnership, EnCap Energy Acquisition III-B, Inc., a Texas corporation, ECIC Corporation, a Texas corporation, BOCP Energy Partners, L.P., a Texas limited partnership, First Union Investors, Inc., a North Carolina corporation, Andover Group, Inc., a Texas corporation, Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation, Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company, and John V. Whiting.

17


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 1999          SAN JUAN PARTNERS, L.L.C.
      ----------------


                                By: /s/ C. N. O'Sullivan
                                   ----------------------------------------
                                Name:   C. N. O'Sullivan,
                                Title: President - O'Sullivan Oil & Gas
                                       Company, Inc., Manager


                                ENCAP ENERGY CAPITAL FUND III, L.P.
                                By: EnCap Investments, L.C., its general partner

                                By: /s/ Robert L. Zorich
                                   ----------------------------------------
                                Name:   Robert L. Zorich
                                Title:  Managing Director



                                ENCAP ENERGY ACQUISITION III-B, INC.


                                By: /s/ Robert L. Zorich
                                   ----------------------------------------
                                Name:   Robert L. Zorich
                                Title: President


                                ECIC CORPORATION


                                By: /s/ Robert L. Zorich
                                   ----------------------------------------
                                Name:   Robert L. Zorich
                                Title: President



                                BOCP ENERGY PARTNERS, L.P.
                                By: EnCap Investments, L.C., its Manager


                                By: /s/ Robert L. Zorich
                                   ----------------------------------------
                                Name:   Robert L. Zorich
                                Title:  Managing Director



                                FIRST UNION INVESTORS, INC.


                                By: /s/ Ted A. Gardner
                                   ----------------------------------------
                                Name:   Ted A. Gardner
                                Title:  Managing Partner

18




                                ANDOVER GROUP, INC.



                                By: /s/ A. John Knapp, Jr.
                                   ----------------------------------------
                                Name:   A. John Knapp, Jr.
                                Title:  President



                                 /s/ Charles T. McCord III
                                -------------------------------------------
                                Charles T. McCord III



                                O'SULLIVAN OIL & GAS COMPANY, INC.



                                By: /s/ C. N. O'Sullivan
                                   ----------------------------------------
                                Name:   C. N. O'Sullivan
                                Title:  President



                                /s/ Christopher P. Scully
                                -------------------------------------------
                                Christopher P. Scully



                                SCOTT W. SMITH FUNDING, L.L.C.



                                By: /s/ Scott W. Smith
                                   ----------------------------------------
                                Name:   Scott W. Smith
                                Title:  Manager



                                /s/ John V. Whiting
                                -------------------------------------------
                                John V. Whiting

19

                                 EXHIBIT INDEX




Exhibit
Number                Description
-------               -----------
99.(a)(19)            Dominion Agreement, dated as of January 19, 1999, by and
                      among Dominion Energy, Inc., a Virginia corporation, and
                      EnCap Energy Capital Fund III, L.P., a Texas limited
                      partnership, EnCap Energy Acquisition III-B, Inc., a Texas corporation, ECIC Corporation, a Texas corporation, BOCP
                      Energy Partners, L.P., a Texas limited partnership, First
                      Union Investors, Inc., a North Carolina corporation,
                      Andover Group, Inc., a Texas corporation, Charles T.
                      McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas
                      corporation, Christopher P. Scully, Scott W. Smith
                      Funding, L.L.C., a Texas limited liability company, and
                      John V. Whiting.